Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year-ended June 30, 2008

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the audited consolidated financial statements for the years ended June 30, 2008, 2007, 2006, and the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 17 to the audited consolidated financial statements for the fiscal year ended June 30, 2008. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of September 19, 2008.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements, to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the licensed products or from their direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year ended June 30,
	2008	2007	2006

Out-licensing revenue	$4,859,085	$4,407,890	$1,151,135
Interest income	$2,584,080	$3,239,540	$1,397,558

Expenses:
General and administrative	$6,831,955	$6,978,336	$7,951,470
Licensing and product development	$15,631,550	$28,758,469	$20,188,577
Impairment	-	$1,829,538	-

Loss for the period	$14,885,744	$31,730,240	$25,814,607
Deficit, beginning of period,	$118,296,741	$86,566,501	$60,751,894

Deficit, end of period	$133,182,485	$118,296,741	$86,566,501

Basic and diluted loss per common share	$0.27	$0.57	$0.59

Total Assets	$63,073,239	$81,739,800	$100,048,060

RESULTS OF OPERATIONS

Year ended June 30, 2008 compared to year ended June 30, 2007

Out-licensing Revenue
Revenue from out-licensing has increased by $451K for the year ended June 30, 2008 compared to the year ended June 30, 2007. The increase in revenue is due to the out-licensing agreement entered into at the end of July 2006 with Daiichi Pharmaceutical Co., Ltd (“Daiichi”), a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration of four years. The Company also recognized royalty revenues based on a limited sales program in Europe.

Interest Income
Interest income has decreased by $655K in the year ended June 30, 2008 compared to the year ended June 30, 2007. Interest income is decreasing as the Company draws on its cash balances to fund its operations.

Licensing and Product Development Expenses
Licensing and product development expenses for the year ended June 30, 2008 decreased by $13.127M compared to the year ended June 30, 2007.  In addition to the specific licensing and product development costs addressed below, there was a significant decrease in licensing and product development salary expenses. Salary expenses including termination costs were $2.039M less in fiscal 2008 compared to fiscal 2007 as the Company reduced development staff following the termination of the DEC study.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $784K to $5.159M for the fiscal year ended June 30, 2008 compared to $5.943M for the year ended June 30, 2007.

The major costs in fiscal 2007 were associated with clinical trial in Head & Neck cancer which was completed in fiscal 2007.  Expenses in fiscal 2008 are primarily associated with the monkey toxicity study, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma.  All of these activities were begun in fiscal 2008 and will continue into fiscal 2009.

AeroLEF™
Costs associated with development activities for AeroLEF™ decreased by $909M to $2.001M for the fiscal year ended June 30, 2008 compared to $2.910M for the year ended June 30, 2007.  Last year’s costs were associated with the Phase IIb study in acute pain.  This year, the costs include transferring the manufacturing to a contact manufacturer in the U.S.A and preparing the submissions to the U.S. F.D.A.

Tesmilifene
Costs related to development activities for tesmilifene for the year ended June 30, 2008 decreased by $6.193M to $1.315M compared to $7.508M for the prior year.  In the fiscal year ended June 30, 2007 the Company was completing a Phase III clinical trial (DEC) and gearing up for a FDA submission.  With the termination of this study, development of tesmilifene halted at the end of January 2007 except for completing a pharmacokinetic study and, as a result, the development costs for fiscal 2008 are significantly lower compared to the same period last year.  Costs in fiscal 2008 consisted mainly of winding down the DEC study, completing the PK studies, and maintaining the patent portfolio.

General and Administrative Expenses
General and administrative expenses have decreased by $146K to $6.832M for the year ended June 30, 2008 compared to the prior year. Stock option expense has increased by $347K from $1.717M for the year ended June 30, 2007 to $2.064M for the year ended June 30, 2008. This increase has been offset by reductions in other expenses such as consulting and legal costs.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Out-licensing Revenue
Revenue from out-licensing has increased by $3.257M in fiscal 2007 compared to fiscal 2006 as a result of two out-licensing agreements entered into during the year. The most significant agreement, signed with Daiichi Pharmaceutical Co., Ltd., a subsidiary of Daiichi Sankyo Co., Ltd. (“Daiichi”) in July 2006, licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of required collaboration of four years.

Interest Income
Interest income for fiscal 2007 has increased by $1.832M compared to fiscal 2006. This can be attributed to the significant increase in cash which resulted from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006.

Licensing and Product Development Expenses
Licensing and product development expenses have increased by $8.569M from $20.189M in fiscal 2006 to $28.758M in fiscal 2007. The change is mainly caused by employee compensation, amortization, tesmilifene, nimotuzumab, AeroLEF™, and an impairment charge, as explained below.

Employee compensation relating to licensing and product development has increased by $5.192M for the year ended June 30, 2007 compared to fiscal 2006. The increase is partly attributed to salaries and bonuses related to employees who joined YM as part of the Eximias acquisition in May 2006. Also, during the year the Company incurred expenses with respect to the departure of certain U.S. executives in February 2007.

Total amortization with respect to intangible assets increased by $644K to $1.913M in fiscal 2007 compared to $1.269M in fiscal 2006.

Tesmilifene
Costs related to development activities for tesmilifene for fiscal 2007 decreased by $3.821M to $7.508M in fiscal 2007 compared to $11.329M in fiscal 2006. On January 30, 2007, the Company terminated the Phase III trial based on the advice of the independent Data Safety Monitoring Board. Since then, costs for tesmilifene mainly pertain to closing down the trial and the settlement of holdback amounts from the original contract for the trial.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $1.167M to $5.943M compared to $4.776M in fiscal 2006. This is a result of commissions and consulting fees associated with obtaining the licensing agreement with Daiichi and additional costs relating to pre-clinical and clinical studies being conducted in fiscal 2007 compared to fiscal 2006.

AeroLEF™
Costs associated with development activities for AeroLEF™ decreased by $1.205M to $2.910M in fiscal 2007 compared to $4.115M in fiscal 2006. This is mainly due to decreased costs related to the Phase II trial in acute pain.

Impairment of Intangible Asset
On February 1, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and determined it to be impaired because it is no longer a probable future economic benefit. This resulted in a write-down of $1.830M, the net book value of the asset on the day of impairment.

General and Administrative Expenses
General and administrative expenses have decreased by approximately $973K to $6.978M in fiscal 2007 compared to $7.951M in fiscal 2006. This is mainly due to a decrease in stock based compensation expense of $872K.

Fourth Quarter - Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007

Out-licensing Revenue
Out-licensing revenue for the quarter ended June 30, 2008 of $1.420M has increased by $244K compared to $1.176M in the same quarter in the prior year. This is mainly attributable to royalty revenues recognized based on a limited sales program in Europe.

Interest Income
Interest income has decreased by $190K to $544K for the three months ended June 30, 2008 compared to $734K in the same period in the prior year. Interest income is decreasing as the Company draws on its cash balances to fund its operations.

Licensing and Product Development Expenses
Licensing and product development expenses have decreased by $1.530M to $3.579M for the fourth quarter ended June 30, 2008 compared to the same period last year. Approximately $929K of this decrease can be attributed to a reduction in consulting, legal, travel and trade shows and salaries.

Costs associated with development activities for nimotuzumab increased by $780K, from $754K for the three months ended June 30, 2007 to $1.534M of the three months ended June 30, 2008 due to the monkey toxicity strudy, the Phase II clinical trial in colorectal cancer, and the Phase II clinical trial in pediatric diffuse incurable pontine glioma.

AeroLEF™ expenses have decreased by $675K to $359K for the three months ended June 30, 2008 compared to the same period in the prior year. Prior year costs related to the phase IIb trial in acute pain whereas no such costs were incurred during the last three months of fiscal 2008. Costs in the fourth quarter of fiscal 2008 went towards manufacturing and stability and getting AeroLEF™ off clinical hold in the United States.

Costs related to tesmilifene totaled $204K, a decrease of $577K compared to $781K in the previous year. Costs for tesmilifene in the fourth quarter in fiscal 2007 mainly pertained to closing down and settlement of holdback amounts from the original contract for the DEC trial. No such costs were incurred in the fourth quarter of 2008.

General and Administrative Expenses
General and administrative expenses for the fourth quarter of fiscal 2008 were $1.306M, a decrease of $119K from $1.425M for the same quarter in the prior year. This is mainly due to a decrease in costs related to Sarbanes Oxley Section 404 compliance. In 2007, implementation costs were incurred to document and test the Company’s internal controls over financial reporting while 2008 costs only consist of the testing of controls.

SUMMARY OF QUARTERLY RESULTS

	Revenue and Interest Income	Net Loss(1)	Basic and diluted loss per common Share
June 30, 2008	$1,964,901	$(2,962,900)	$(0.05)
March 31, 2008	$1,777,864	$(3,818,647)	$(0.07)
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)
June 30, 2007	$1,909,514	$(4,749,837)	$(0.08)
March 31, 2007	$1,984,707	$(8,929,074)	$(0.16)
December 31, 2006	$1,997,799	$(8,352,471)	$(0.15)
September 30, 2006	$1,755,410	$(9,698,858)	$(0.17)

Note:
(1)
Effective July 1, 2007, the Company adopted CICA Handbook Sections 1530, 3855, 3861, and 3865 relating to financial instruments retrospectively, without restatement and therefore the quarterly losses for fiscal 2007 above do not include any adjustment to reflect the adoption of these standards. There was no effect to the Company’s opening balances as a result of the change in accounting policy.

In general, revenue has remained steady over the last eight quarters. The Company recognizes revenue from out-licensing agreements over the estimated period of collaboration required. There have been no new out-licensing agreements signed since Q2 fiscal 2007. The Company recognized royalty revenue based for the first time on a limited sales program in Europe in the fourth quarter of fiscal 2008. Interest earned from cash and short-term deposits peaked after the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. However, interest income is decreasing as the Company draws on its cash balances to fund its operations and interest rates decline.

Overall, development activity had increased until the termination of the 750-patient Phase III DEC trial in metastatic breast cancer on January 30, 2007. It is inherent in the development of drug products that planned expenditures vary depending on results achieved. Our current plans call for an increase in expenditures for both nimotuzumab and AeroLEF™ but the timing will be subject to regulatory approvals.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The audited consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern.  The audited consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305M (US$40.105M).    Net proceeds after costs amounted to approximately $42.623M. The Company intends to use the net proceeds to fund drug development activities not related to any products of Cuban origin or for general corporate purposes not related to the products and technologies licensed from any source in Cuba. The Company’s Cuban-originated products and technologies are all related to nimotuzumab. As at June 30, 2008 the remaining restricted proceeds were approximately $1.371M and unrestricted cash and short-term deposits totaled approximately $56.730M.

On May 9, 2006, with the acquisition of Eximias, the Company obtained approximately $34.5M in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3M was comprised of 474,657 common shares valued at $3.0M and $300K in cash was held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On January 30, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there was no longer a foreseeable future benefit.

As at June 30, 2008 the Company had cash and cash equivalents and short-term deposits totaling $58.101M and payables and accrued liabilities totaling $2.023 compared to $75.572M and $3.273M respectively at June 30, 2007.  The Company’s short-term deposits consist principally of highly liquid deposit certificates with an R1 or equivalent rating, with terms not exceeding one year from the date of acquisition. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at June 30, 2008 are sufficient to support the Company’s activities beyond the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2008 no amounts are owing and the amount of future fees, if any, is not determinable.

In November 2007 the Company entered into a contract for contract research (“CRO”) services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of $1.322M (U.S. $1.297M) of which $452K has been paid as at June 30, 2008 and the obligation to pay the remaining $870K has not been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at June 30, 2008 the Company continues to open clinical sites and is in the process of recruiting patients.

In May 2007 the Company entered into a contract for CRO services relating to a colorectal clinical trial for nimotuzumab at a cost of $1.323M of which $834K has been paid as at June 30, 2008 and the obligation to pay the remaining $488K has not been incurred. The Company may cancel the contract with 30 days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at June 30, 2008 the recruitment portion of the study has been completed, some patients have continued to receive treatment and are being followed for survival.

The Company is also conducting a pharmacokinetic clinical trial evaluating tesmilifene with taxotere.  In June 2005 the Company entered into a contract for CRO services in the amount of $477K ($468K USD). Of this amount, $290K has been paid as at June 30, 2008 and the obligation to pay the remaining $187K has not been incurred. Either party may cancel the contract with 30 days’ notice.  If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.  The recruitment and pharmacokinetic portion of the study have been completed. All of the patients have completed treatment and are being followed for survival.

In addition to the above three contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $5.030M of which $2.128M has been paid as at June 30, 2008 and the obligation to pay the remaining $2.902M was unpaid. Any early termination penalties can not exceed the amount of the contract committed.

The Company plans to expend funds to continue the development of nimotuzumab and AeroLEF™.  There are also ongoing activities directed at out-licensing commercial rights for these products and for tesmilifene.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 22, 2008 in respect of the fiscal year ended June 30, 2008. These risk factors include: (i) the Company dealing with drugs that are in the early stages of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OUTLOOK

The business of YM is the identification, licensing, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned subsidiary, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Europe, North America, and Japan as well as Australia, New Zealand and certain Asian and African countries and YM owns AeroLEF®, its other principal product in development, outright.

A Phase II, second-line trial in children with progressive diffuse, intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

An application for marketing nimotuzumab has been made by our sub-licensee, Oncoscience AG, to the European Medicines Agency (EMEA) based on data from its single-arm, Phase II trial in progressive pediatric DIPG. Completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG was reported by Oncoscience in August 2007 and preliminary data from this trial was released at ASCO in 2008.

Daiichi Sankyo Co., Ltd., YM’s Japanese licensee for nimotuzumab, reported completion of its Phase I clinical trial of nimotuzumab for the treatment of solid tumours in December 2007 and informed YM of its intention to proceed into later-stage randomized trials.

In July, YM announced the engagement of Dr. Ali Raza and Elizabeth Jenkins as President of the AeroLEF® division and as principal regulatory advisor, respectively. Dr. Raza and Ms. Jenkins had recently succeeded in clearance of a Phase III trial of a fentanyl product through the EMEA.  YM intends to submit AeroLEF® to regulatory bodies in Europe for advanced clinical clearance to establish its best options for aggressive development and partnering this unique approach to the use of opioids.

While expenditures would increase with additional clinical activity we believe we have the resources to permit the two prospective pivotal trials of nimotuzumab to complete.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required. Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible asset
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful life of the intangible asset is considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credit, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

NEW ACCOUNTING POLICIES

The following new accounting pronouncements have been adopted during fiscal 2008:

Accounting Changes
On July 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and or relevant information. These recommendations also require 1) changes in accounting policy to be applied retrospectively unless doing so is impracticable; 2) prior period errors to be corrected retrospectively; 3) enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements; and 4) the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective.

Financial Instruments
On July 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of the following five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair value with the exception of held-to-maturity investments, loans and receivables, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for trading investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its cash and short-term investments as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accruals are classified as other financial liabilities.

Adoption of these standards was on a retrospective basis without restatement of prior periods.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined instrument or contract is not measured at fair value, with changes in fair value recognized in gain/(loss) on financial instruments. These embedded derivatives are measured at fair value with changes therein recognized in the statement of operations.

The Company selected July 1, 2003 as the transition date for embedded derivatives. Accordingly, only contracts or financial instruments entered into or modified after the transition date were examined for embedded derivatives. As at July 1, 2007, the Company identified embedded derivatives in foreign currency derivatives in product out-licensing contracts that were based on a foreign currency that was not the functional currency of the Company or the third parties associated with the contracts. However, such embedded derivatives are of nominal value and therefore, have not been recognized in the Company’s financial statements.

Financial instruments - disclosure
On June 30, 2008, the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures, which provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments. Note 16 has been added to the Company’s consolidated financial statements regarding these disclosures.

Financial Instruments - presentation
On June 30, 2008, the Company adopted CICA Handbook Section 3863, Financial Instruments - Presentation, which provides standards for presentation of financial instruments and non-financial derivatives. Adoption of this standard has no impact on the Company’s financial instrument-related presentation disclosures.

Capital Disclosures
On June 30, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which requires disclosure of the objectives, policies, and processes for managing capital and compliance with any capital requirements and, in case of non-compliance, the consequences of such non-compliance. Note 15 has been added to the Company’s consolidated financial statements regarding these disclosures.

NEW ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued but not yet effective:

General Standards on Financial Statement Presentation
CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008, and specifically July 1, 2008 for the Company.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company. The Company is currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex.

International Financial Reporting Standards
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2008 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2008, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

Share Data as at June 30, 2008:	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	$3,150,539	5,709,765

Note 1:	If all warrants were to be exercised, 5,709,765 shares would be issued for an aggregate consideration of $13,886,253(weighted average exercise price of $2.43 per warrant).
Note 2:	In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .